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                          July 16, 2021

       David Bruce
       President and Chief Executive Officer
       IRIDEX Corporation
       1212 Terra Bella Avenue
       Mountain View, CA 94043

                                                        Re: IRIDEX Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed July 9, 2021
                                                            File No. 333-257807

       Dear Mr. Bruce:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Philip H. Oettinger,
Esq.